Form 10-K, Exhibit 13
period 2000-12-30
ELOYALTY CORP
filed 2001-03-20
CIK 1094348

                                                                    EXHIBIT 13.1

SELECTED FINANCIAL DATA

The following tables summarize selected financial data of eLoyalty(TM). This information should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations, and the financial statements and notes thereto, which are included elsewhere in this Annual Report. The statements of operations data for the years ended December 30, 2000 and December 31, 1999, for the seven month period ended December 31, 1998 and for each of the years ended May 31, 1998, 1997 and 1996, and the balance sheet data as of December 30, 2000, December 31, 1999 and 1998, and May 31, 1998 and 1997, below are derived from the audited financial statements. The statements of operations data for the year ended December 31, 1998, for the seven month period ended December 31, 1997 and for the year ended May 31, 1995, and the balance sheet data as of May 31, 1996 and 1995 are derived from the unaudited financial statements. In the opinion of management, the unaudited financial statements discussed above reflect all adjustments, consisting of normal adjustments, necessary to present fairly eLoyalty's results of operations for the year ended December 31, 1998, for the seven month period ended December 31, 1997 and for the year ended May 31, 1995, and its financial position as of May 31, 1996 and 1995.
The financial information for periods prior to February 15, 2000 reflect eLoyalty's results of operations and financial position as it operated within Technology Solutions Company ("TSC"), and the financial information for periods subsequent to February 15, 2000 reflect eLoyalty's results of operations and financial position as it operated as a separate, stand-alone publicly traded company. The financial information for periods prior to February 15, 2000 may not necessarily reflect what the financial position and results of operations of eLoyalty would have been had eLoyalty operated as a separate, stand-alone publicly traded entity during such periods presented.

STATEMENTS OF OPERATIONS DATA
eLoyalty Corporation


                                                                                    FOR THE
                                                                                  SEVEN MONTH
                                                                                  PERIOD ENDED
                                                   FOR THE YEARS ENDED DECEMBER     DECEMBER            FOR THE YEARS ENDED MAY
                                                   ----------------------------  --------------   ----------------------------------
(In thousands, except per share data)              2000      1999      1998      1998      1997     1998     1997     1996    1995
------------------------------------------------------------------------------------------------------------------------------------
                                                                    (unaudited)        (unaudited)                       (unaudited)
Revenues                                         $211,603  $146,003  $105,235  $64,415   $43,668  $84,488  $43,181  $26,516  $6,132
Project personnel costs                           104,203    68,483    47,764   29,562    21,149   39,049   16,908   10,954   2,967
                                                 --------  --------  --------  -------   -------  -------  -------  -------  ------
Gross profit                                      107,400    77,520    57,471   34,853    22,519   45,439   26,273   15,562   3,165
                                                 --------  --------  --------  -------   -------  -------  -------  -------  ------
Other costs and expenses:
Selling, general and administrative                96,875    58,395    46,665   29,132    18,269   35,436   19,290   10,609   3,344
Research and development                            9,322     5,624     3,882    3,089     1,483    2,543    1,799       46      --
Goodwill amortization                               4,972     4,996     3,794    2,450     1,856    3,201      376       --      --
                                                 --------  --------  --------  -------   -------  -------  -------  -------  ------
Total other expenses                              111,169    69,015    54,341   34,671    21,608   41,180   21,465   10,655   3,344
                                                 --------  --------  --------  -------   -------  -------  -------  -------  ------
Operating (loss) income                            (3,769)    8,505     3,130      182       911    4,259    4,808    4,907    (179)
                                                 --------  --------  --------  -------   -------  -------  -------  -------  ------
Other income (loss)                                 2,921      (408)     (391)    (327)      (14)     (24)      15       --      --
                                                 --------  --------  --------  -------   -------  -------  -------  -------  ------
(Loss) income before income taxes                    (848)    8,097     2,739     (145)      897    4,235    4,823    4,907    (179)
Income tax (benefit) provision                       (424)    4,039     1,672      398       562    2,022    1,897    1,857     (51)
                                                 --------  --------  --------  -------   -------  -------  -------  -------  ------
Net (loss) income                                $   (424) $  4,058  $  1,067  $  (543)  $   335  $ 2,213  $ 2,926  $ 3,050  $ (128)
                                                 ========  ========  ========  =======   =======  =======  =======  =======  ======
Basic net (loss) income per common share(1)      $  (0.01) $   0.10  $   0.03  $ (0.01)  $  0.01  $  0.05  $  0.07  $  0.07  $(0.00)
Diluted net (loss) income per common share(1)(2) $  (0.01) $   0.09  $   0.02  $ (0.01)  $  0.01  $  0.05  $  0.06  $  0.07  $(0.00)
(In millions)
Basic weighted average shares outstanding(1)         48.2      41.4      41.4     41.4      41.4     41.4     41.4     41.4    41.4
Dilutive weighted average shares outstanding(2)      53.7      44.2      43.1       NA(3)   45.8     46.8     46.6     45.5   NA(3)

(1) In December 1999, eLoyalty issued 41.4 million shares to Technology Solutions Company. For periods prior to February 15, 2000, basic earnings per share has been computed based on the 41.4 million shares and diluted earnings per share has been computed based on the 41.4 million shares plus the estimated dilutive effect of common stock equivalents using the "treasury stock" method. For periods subsequent to February 15, 2000, basic earnings per share has been computed based on actual weighted shares outstanding and dilutive earnings per share has been computed based on the actual weighted shares outstanding plus the dilutive effect of common stock equivalents using the "treasury stock" method.
(2) In periods of a loss, common stock equivalents were not included in the calculation as they are antidilutive.
(3) Dilutive share information is not available for these periods (see Note Thirteen to the Financial Statements).

BALANCE SHEET DATA


                       AS OF DECEMBER 30,  AS OF DECEMBER 31,                          AS OF MAY 31,
                       ------------------  ------------------          --------------------------------------------------
(In thousands)               2000          1999          1998          1998          1997          1996          1995
-------------------------------------------------------------------------------------------------------------------------
                                                                                               (unaudited)    (unaudited)
Cash                       $ 41,138      $ 13,462      $  4,411      $  4,726      $  4,130      $    321      $     --
Working capital            $109,934      $ 54,927      $ 26,231      $ 23,840      $ 13,506      $  6,249      $  3,130
Total assets               $184,618      $ 96,603      $ 63,904      $ 54,118      $ 24,188      $ 14,008      $  4,351
Stockholders' equity       $140,856      $ 73,615      $ 47,888      $ 40,893      $ 17,147      $  9,312      $  3,169



COMMON STOCK INFORMATION

eLoyalty completed its 100% spin-off from Technology Solutions Company and began public trading on February 16, 2000. The common stock is traded on the National Market System under the NASDAQ symbol ELOY. The following table sets forth, for the periods indicated, the quarterly high and low prices of the common stock on the NASDAQ Stock Market.


PRICE RANGE:                                             High             Low
                                                     --------------------------
First Quarter (beginning February 16, 2000)          $   40.50        $   18.44
Second Quarter                                       $   24.00        $   10.50
Third Quarter                                        $   18.13        $    9.88
Fourth Quarter                                       $   12.88        $    3.19

Dividends
Historically, eLoyalty has not paid cash dividends on its common stock and does not anticipate paying cash dividends in the foreseeable future.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and other parts of this Annual Report contain forward-looking statements that are based on current management expectations, forecasts and assumptions. These include, without limitation, statements containing the words "believes," "anticipates," "estimates," "expects," "plans," "intends," "projects," "future" and similar expressions, references to plans, strategies, objectives and anticipated future performance, and other statements that are not strictly historical in nature. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements. Such risks, uncertainties and other factors that might cause such a difference include, without limitation, those noted under Factors That May Affect Future Results or Market Price of Stock included elsewhere in this Annual Report. Readers should also carefully review the risk factors described in other documents eLoyalty(TM) files from time to time with the SEC, including eLoyalty's Annual Report on Form 10-K for the fiscal year ended December 30, 2000.
     Readers are cautioned not to place undue reliance on forward-looking statements. They reflect opinions, assumptions and estimations only as of the date they are made, and eLoyalty undertakes no obligation to publicly update or revise any forward-looking statements in this report, whether as a result of new information, future events or circumstances, or otherwise.

OVERVIEW
eLoyalty is a global management consulting and systems integration organization focused exclusively on building customer loyalty. eLoyalty has a broad range of customer relationship management ("CRM") related services including business strategy, technical architecture, selecting, implementing and integrating appropriate CRM software applications and providing ongoing support for multi-vendor systems.
     eLoyalty was spun off from Technology Solutions Company ("TSC") into a separate, publicly traded company on February 15, 2000 (the "spin-off"). Accordingly, the statements of operations for periods subsequent to the spin-off reflect eLoyalty's results as a stand-alone company. The statements of operations for periods prior to the spin-off are presented as if eLoyalty operated as a separate entity, and includes a cost allocation of certain TSC general corporate expenses that were not directly related to eLoyalty's operations. These costs were allocated proportionately to eLoyalty based on revenues and headcount.
     Certain reclassifications have been made in the statements of operations for the years ended December 31, 1999 and 1998, the seven month periods ended December 31, 1998 and 1997, and the fiscal years ended May 31, 1998 and 1997 to conform to the 2000 presentation. In December 2000, eLoyalty changed its fiscal year from a calendar year to a fiscal year ending on the Saturday closest to the end of December. The fiscal year-end for 2000 is December 30. eLoyalty had previously changed its fiscal year-end from May 31 to December 31, effective December 31, 1998. For comparative purposes, eLoyalty has included discussions of the statements of operations data for the year ended December 31, 1998 and the seven month period ended December 31, 1997 which have been derived from unaudited financial statements. In the opinion of management, the unaudited financial statements for these periods reflect all adjustments, consisting of normal adjustments, necessary to present fairly eLoyalty's results of operations for the year ended December 31, 1998 and the seven month period ended December 31, 1997.
     eLoyalty's revenues are generated primarily from professional services, which are billed principally on a time and materials basis. eLoyalty has, on occasion, contracted projects on a fixed fee basis. Revenues are recognized for time and material engagements as services are rendered.

     Other growing revenue contributors include fees generated from Managed Services (including Loyalty Support(TM) services, purpose-built hosted solutions and e-PROFILE(TM)) and the licensing of proprietary software. These revenues comprised 6% and 3% of revenues in 2000 and 1999, respectively.
     Our revenues from international operations represent revenues in Canada, Europe and Australia. International operations represented 17% and 22% of revenues for the years ended December 30, 2000 and December 31, 1999, respectively.
     We typically experience seasonal fluctuations in our revenues and earnings on a global basis in the fourth quarter because of the reduced number of billing days due to holidays. In addition, we have historically experienced decreases in revenues from our European operations in the third quarter because of extended vacation periods. Although those decreases in revenues have not been significant in the past, they may increase in the future, especially as we expand internationally.
     eLoyalty's most significant operating cost is project personnel costs, which are comprised of labor costs including salaries, fringe benefits and incentive compensation of engageable consultants, as well as fees paid to subcontractors for work performed on an engagement.
     Gross profit represents our revenues less project personnel costs. We anticipate that to the extent we have additional software and Managed Services revenues, our gross margins will increase. Gross profit margins, which have declined as a percent of revenue over the last three years, are negatively impacted by several factors, including the use of subcontractors and non-billable time incurred by project personnel.
     Selling, general and administrative expenses consist primarily of salaries, incentive compensation and employee benefits for business development, marketing, managerial and administrative personnel, plus provisions for doubtful receivables. Other overhead expenses consist of employee costs for training, travel expenses, laptop computer leases and other non-billable expenses not directly related to projects or research and development. This would also include expenses relating to administrative and technical support services provided by TSC, which continued to be provided after the spin-off in 2000 as part of a shared services agreement.
     Research and development expenses consist primarily of salaries, incentive compensation and employee benefits for dedicated personnel, staff recruiting costs, administrative costs, travel expenses and depreciation expenses. Our Loyalty Lab(TM) is the center for our research and development activities, and we believe it improves the effectiveness of our loyalty solutions, allows us to work closely with emerging technology and serves as a demonstration center for our clients' senior executives.
     Historically, our effective tax rate has fluctuated significantly. For some periods, our effective tax rate was unusually high. The high effective tax rates were due primarily to the generation of pre-tax losses in low tax-rate jurisdictions and pre-tax earnings in high tax-rate jurisdictions. During 2000, we began implementing an organizational structure, which we expect to lower our effective tax rate in future years.

YEAR ENDED DECEMBER 30, 2000 COMPARED WITH THE YEAR ENDED DECEMBER 31, 1999

REVENUES
Our revenues increased $65.6 million, or 45%, to $211.6 million in 2000 from $146.0 million in 1999. Revenues from professional fees increased $57.3 million, or 41%, to $198.3 million in 2000 from $141.0 million in 1999. The increase in revenues is due to the combined effect of strong demand for the CRM services provided by eLoyalty and higher average billing rates in the period-over-period comparison.
     Revenues from Managed Services increased $5.9 million to $7.8 million in 2000 from $1.9 million in 1999. Managed Services revenues represented 4% and 1% of total revenues for the years ended December 30, 2000 and December 31, 1999, respectively. Revenues from software increased $2.4 million to $5.5 million in 2000 from $3.1 million in 1999. Revenues from international operations decreased to approximately 17% of total revenues in 2000, compared to 22% in 1999.

PROJECT PERSONNEL COSTS
Project personnel costs increased $35.7 million, or 52%, to $104.2 million in 2000 from $68.5 million in 1999. This is due to an increase in the number of our engageable consultants to 768 as of December 30, 2000, or 37%, from 561 for 1999. Project personnel costs as a percentage of revenues increased to 49% in 2000 compared to 47% in 1999. This was due, in part, to the approximately $5.9 million of incremental project personnel costs incurred in 2000 as part of the expansion of our Managed Services.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Selling, general and administrative expenses increased $38.5 million, or 66%, to $96.9 million in 2000 from $58.4 million in 1999. This increase is the result of the growth of eLoyalty and the build-out of eLoyalty's standalone infrastructure, including finance, treasury, legal, human resources and technical systems support, while also making payments to TSC for similar services as part of the shared services agreement during the build-out process. The increase is also due to the continued expansion of our business development group, establishment of the eLoyalty brand in the marketplace and increased uncollectable amounts due from clients, including a $2.8 million incremental charge in the fourth quarter of 2000.

RESEARCH AND DEVELOPMENT EXPENSES
Research and development expenses increased $3.7 million, or 66%, to $9.3 million in 2000 from $5.6 million in 1999. This increase is primarily due to an increased investment in the Loyalty Lab, including the addition of developers.

GOODWILL AMORTIZATION
Goodwill amortization expenses were $5.0 million for both 2000 and 1999. Goodwill amortization is primarily attributable to the acquisition of The Bentley Group in 1997.

OTHER INCOME (LOSS)
eLoyalty recognized non-operating other income of $2.9 million in 2000 compared to a non-operating other loss of $0.4 million in 1999. The $3.3 million increase in non-operating other income is primarily due to incremental interest income earned as a result of higher average cash and cash equivalent balances in 2000 versus 1999. The increase in the average cash balance is due to the cash generated by financing activities, most of which were completed during the first half of 2000.

INCOME TAX (BENEFIT) PROVISION
Income tax (benefit) provision represents combined federal, state and foreign taxes. Due to a pre-tax loss of $0.8 million in 2000, a $0.4 million tax benefit was recognized compared to $4.0 million tax provision recognized in 1999. The effective tax rate remained flat year-over-year.

NET (LOSS) INCOME
eLoyalty reported a net loss of $0.4 million, or $0.01 per share on a diluted basis, for fiscal year 2000 as compared with net income of $4.1 million, or $0.09 per share on a diluted basis, for 1999. The 2000 results are reflective of the $3.8 million operating loss for the fiscal year (as compared to operating income of $8.5 million in 1999), offset in substantial part by the non-operating interest income from investment of increased cash balances obtained through financing activities.

YEAR ENDED DECEMBER 31, 1999 COMPARED WITH THE YEAR ENDED DECEMBER 31, 1998 (UNAUDITED)

REVENUES
Revenues increased $40.8 million, or 39%, to $146.0 million in 1999 from $105.2 million in 1998. Revenues from professional services increased $36.8 million, or 35%, to $141.0 million in 1999 from $104.2 million in 1998. The increase in our revenues reflected increases in both the size and number of client projects, as well as higher average billing rates.

     Revenues from software were $3.1 million in 1999 compared to $1.0 million in 1998. Revenues from Loyalty Support increased to $1.9 million in 1999 from $0.0 million in 1998, as we launched our Loyalty Support services during 1999. Revenues from international operations remained consistent, at approximately 22% of total revenues, in both 1999 and 1998.

PROJECT PERSONNEL COSTS
Project personnel costs increased $20.7 million, or 43%, to $68.5 million in 1999 from $47.8 million in 1998. The number of our engageable consultants increased to 561 as of December 31, 1999, or 40%, from 402 at year-end 1998. The increase in project personnel costs in 1999 was also due to an increase in the use of subcontractors, which have a higher average cost, that were required to meet demand. Project personnel costs as a percentage of revenues increased to 47% in 1999 compared to 45% in 1998.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Selling, general and administrative expenses increased $11.7 million, or 25%, to $58.4 million in 1999 from $46.7 million in 1998. Selling and marketing expenses increased primarily as a result of our decision to invest in brand building with respect to the launch of our new identity as eLoyalty and to formalize our business development group. We also increased our sales and marketing staff with the launch of our solutions marketing group. General and administrative support expenses increased due to the continued growth of eLoyalty.

RESEARCH AND DEVELOPMENT EXPENSES
Research and development expenses increased $1.7 million, or 44%, to $5.6 million in 1999 from $3.9 million in 1998. In 1999 we substantially increased our investment in our Loyalty Lab by hiring additional developers and purchasing additional software and hardware.

GOODWILL AMORTIZATION
Goodwill amortization expense increased $1.2 million, or 32%, to $5.0 million in 1999 from $3.8 million in 1998 related to the acquisition of The Bentley Group.

INCOME TAX (BENEFIT) PROVISION
Income tax (benefit) provision represents combined federal, state and foreign taxes. Our income tax provision increased to $4.0 million on pre-tax profits of $8.1 million in 1999, compared to $1.7 million on pre-tax profits of $2.7 million in 1998. Our effective tax rate was 50% for 1999 and 61% for 1998. This decrease in the effective tax rate was primarily the result of a lower proportion of pre-tax earnings being generated in foreign high tax rate jurisdictions.

NET (LOSS) INCOME
eLoyalty reported net income of $4.1 million, or $0.09 per share on a diluted basis, for fiscal year 1999 as compared with net income of $1.1 million, or $0.02 per share on a diluted basis, for 1998.

SEVEN MONTH PERIOD ENDED DECEMBER 31, 1998 COMPARED WITH THE SEVEN MONTH PERIOD ENDED DECEMBER 31, 1997 (UNAUDITED)

REVENUES
Revenues increased $20.7 million, or 47%, to $64.4 million in the seven month period ended December 31, 1998 from $43.7 million in the seven month period ended December 31, 1997. The increase in our revenues of $20.7 million reflected increases in both the size and number of client projects, as well as higher average billing rates.
     Revenues from sales of software were $1.0 million in the seven month period ended December 31, 1998 compared to revenues of $0.2 million from sales of software in the seven month period ended December 31, 1997. Revenues from our international operations also significantly contributed to this increase in revenue. In addition, The Bentley Group acquisition contributed approximately $7.8 million of revenues in the seven month period ended December 31, 1997.

PROJECT PERSONNEL COSTS
Project personnel costs increased $8.5 million, or 40%, to $29.6 million in the seven month period ended December 31, 1998 from $21.1 million in the prior year period. The increase in project personnel costs was primarily due to an increase in engageable consultants, as well as higher salaries. Project personnel costs as a percentage of revenues decreased to 46% in the seven month period ended December 31, 1998 compared to 48% in the prior period, principally due to higher utilization of project personnel.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Selling, general and administrative expenses increased $10.8 million, or 59%, to $29.1 million in the seven month period ended December 31, 1998 from $18.3 million in the comparable period in the prior year. Selling and marketing expenses increased primarily as a result of establishing our business development group in North America and beginning our sales activities in Europe and Australia. In addition, we established a $2.7 million provision for uncollectable accounts receivable related to revenues generated during the seven month period, largely from clients of The Bentley Group.
     General and administrative support expenses increased as eLoyalty launched our operations group to manage utilization, hourly billing rate, revenue per billable employee, employee turnover and day-to-day project pipeline development. During this period, we also increased the support level for our operations in Europe and Australia.

RESEARCH AND DEVELOPMENT EXPENSES
Research and development expenses increased $1.6 million, or 108%, to $3.1 million in the seven month period ended December 31, 1998 from $1.5 million in the comparable period in the prior year. This increase resulted from the significant expansion of the scope and operations of our Loyalty Lab.

GOODWILL AMORTIZATION
Goodwill amortization expenses increased $0.6 million, or 32%, to $2.5 million in the seven month period ended December 31, 1998 from $1.9 million in the comparable period in the prior year. This increase was attributable to the contingent purchase price payments related to the acquisitions of The Bentley Group and Aspen Consultancy Ltd.

INCOME TAX (BENEFIT) PROVISION
Income tax provision decreased to $0.4 million on a pre-tax loss of $0.1 million at the end of the seven month period ended December 31, 1998 compared to $0.6 million on pre-tax profits of $0.9 million at the end of the comparable period in the prior year. This unusual income tax provision for the seven month period ended December 31, 1998 resulted from the impact of nondeductible goodwill and expenses, as well as foreign tax rate differences. During the seven months ended December 31, 1998, operations in some foreign jurisdictions incurred taxable losses while other foreign jurisdictions had taxable income. Since deferred tax assets are based on the individual tax jurisdictions in which eLoyalty operates, net operating losses were generated during the period.

NET (LOSS) INCOME
eLoyalty reported a net loss of $0.5 million, or $0.01 per share on a diluted basis, for the seven month period ended December 31, 1998 as compared with net income of $0.3 million, or $0.01 per share on a diluted basis, for the comparable period in the prior year.

FISCAL YEAR ENDED MAY 31, 1998 COMPARED WITH FISCAL YEAR ENDED MAY 31, 1997

REVENUES
Revenues increased $41.3 million, or 96%, to $84.5 million in the fiscal year ended May 31, 1998 from $43.2 million in the fiscal year ended May 31, 1997. The increase in our revenues reflected increases in both the size and number of client projects. The Bentley Group acquisition contributed $16.4 million of revenues in fiscal year 1998.

PROJECT PERSONNEL COSTS
Project personnel costs increased $22.1 million, or 131%, to $39.0 million in fiscal 1998 from $16.9 million in fiscal 1997. The increase in project personnel costs in fiscal 1998 was primarily due to an increase in engageable consultants, as well as higher salaries. Project personnel costs as a percentage of revenues increased to 46% in fiscal 1998 compared to 39% in fiscal 1997. This was due to a substantial increase in our available engageable consultants who we were not able to immediately deploy. The increase in available billable resources was necessary to respond to the growing demand in our North American business.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Selling, general and administrative expenses increased $16.1 million, or 84%, to $35.4 million in fiscal 1998 from $19.4 million in fiscal 1997. Selling and marketing expenses increased primarily as a result of our decision to expand our sales and marketing effort in North America while general and administrative support expenses increased due to the continued growth of eLoyalty.

RESEARCH AND DEVELOPMENT EXPENSES
Research and development expenses increased $0.7 million, or 41%, to approximately $2.5 million in fiscal 1998 from $1.8 million in fiscal 1997. Research and development expenses decreased as a percentage of total revenues to 3% in fiscal 1998 from 4% in fiscal 1997. This percentage decrease resulted from our significant revenue growth in fiscal 1998 and the redeployment of our development staff as engageable consultants to meet the demands of our expanding North American business.

GOODWILL AMORTIZATION
Goodwill amortization expenses increased $2.8 million to $3.2 million in fiscal 1998 from $0.4 million in fiscal 1997. The increase in goodwill amortization was primarily a result of The Bentley Group acquisition in June 1997.

NET (LOSS) INCOME
eLoyalty reported a net income of $2.2 million, or $0.05 per share on a diluted basis, for fiscal year 1998 as compared with net income of $2.9 million, or $0.06 per share on a diluted basis, for fiscal 1997.

LIQUIDITY AND CAPITAL RESOURCES
eLoyalty's principal capital requirements are to fund working capital needs, capital expenditures and other investments in support of revenue generation and growth. Since the spin-off and the associated cessation of operational funding and cash management support from TSC, eLoyalty has been dependent on its own ability to generate capital resources sufficient to meet its ongoing needs for cash.
     At December 30, 2000, eLoyalty had cash and cash equivalents of $41.1 million. Although this represented an increase of approximately $27.7 million in cash and cash equivalents from December 31, 1999, the increase was attributable entirely to the $68.3 million cash generated from financing activities, as described below. Both operating activities and investing activities (in capital expenditures) negatively impacted eLoyalty's available 2000 cash resources, with a combined use of such cash resources aggregating nearly $41 million.
     eLoyalty's operating activities used net cash of approximately $22.4 million during fiscal 2000 compared to $11.0 million during 1999. In addition to the negative $0.4 million impact of its net loss for fiscal 2000 and increased needs for cash due to its revenue growth, eLoyalty experienced a $32.9 million (excluding currency effects), or 72%, increase in its net receivables balance compared to that at the prior year-end. This increase is primarily due to the increase in revenues of 50% in the fourth quarter of 2000.
     Cash used by eLoyalty in investing activities consisted of capital expenditures of $18.6 million during fiscal 2000 as compared to capital expenditures of $2.2 million for 1999. The substantial increase in capital expenditures for 2000 primarily related to eLoyalty's build-out of its own infrastructure as a stand-alone company, including investments in computer hardware and software, furniture, equipment and leasehold improvements for separate facilities. eLoyalty expects that its capital expenditures for 2001 will be between $12 and $17 million.

     eLoyalty has made an additional commitment to invest up to $14.7 million, through another newly formed entity, in eLoyalty Ventures, L.L.C. ("eLoyalty Ventures"). eLoyalty Ventures is a $30 million venture capital fund formed in 2000 by eLoyalty, together with entities associated with Bain Capital, Sutter Hill Ventures and Technology Crossover Ventures, to focus on investing in early-stage CRM technology companies. eLoyalty has not yet been requested to contribute any of its eLoyalty Ventures commitment and so remains subject to capital calls against that commitment on 10 business days' prior written notice.
     Cash flows provided by financing activities increased $46.4 million to $68.3 million for fiscal 2000 from $21.9 million in 1999. Cash from such activities increased during fiscal 2000 primarily as a result of two financing events: the issuance of 4.5 million shares of eLoyalty's common stock to venture capital investors for aggregate net proceeds of $34.9 million and a $20 million cash contribution from TSC in connection with the spin-off. Additional cash flows from financing activities were provided by cash proceeds of $8.6 million from the exercise of employee stock options and purchases under eLoyalty's employee stock purchase plan, and $4.8 million in net transfers from TSC in connection with the spin-off, relating to the period from January 1, 2000 to its February 15, 2000 effective date.
     eLoyalty's near-term capital resources consist of its current cash balances, together with anticipated future cash flows from operations and availability under an external credit line. eLoyalty's balance of cash and cash equivalents was $41.1 million as of December 30, 2000.
     eLoyalty has experienced delays during the first quarter of 2001 in closing both new client engagements and extensions of existing engagements in its North American operations. These delays are expected to contribute to an operating loss and a net loss for the first quarter of 2001. Although eLoyalty does not believe that these delays or the anticipated first quarter net loss is indicative of a material adverse trend in its competitive position or fundamental business, continuing net losses or adverse impacts on its accounts receivable collection activities could require eLoyalty to accelerate use of its existing cash balances to fund operations during 2001 and limit eLoyalty's ability to fund discretionary capital and other expenditures. In response to these economic uncertainties, eLoyalty is assessing various cost reduction actions and on March 5, 2001 announced that it expected in its first quarter of 2001 to recognize a pre-tax charge of approximately $7 million, or $0.08 per share on a diluted basis, related primarily to severance and associated costs.
     eLoyalty entered into a business loan agreement with Bank of America, N.A. (the "Bank"), effective as of December 30, 2000, providing for an unsecured revolving line of credit in a maximum principal amount of $10 million through December 30, 2001 (the "Facility"). The Facility in effect extended and superseded eLoyalty's prior March 2000 revolving credit agreement with the Bank, which had been guaranteed by TSC and expired on December 30, 2000. eLoyalty's only borrowings under the prior line of credit related to letters of credit required for operational commitments and aggregated $0.7 million at year-end 2000; this aggregate outstanding letter of credit amount was carried forward as outstanding under the Facility. Loans under the Facility bear interest at the Bank's prime rate or, at eLoyalty's election, an alternate rate of IBOR (an offshore U.S. dollar interbank interest rate) plus 0.75%. Under the Facility, eLoyalty agreed to pay a commitment fee of 0.125% of the unused portion of the $10 million commitment and certain other loan fees and expenses.
     The Facility requires eLoyalty to comply with various affirmative and negative covenants, including ones relating to the maintenance of consolidated tangible net worth of at least $70 million, limitations on other liabilities, liens and investments and limitations on aggregate annual lease payments. In addition, eLoyalty agreed to maintain unencumbered liquid assets with an aggregate market value of from 100% to 150% (depending on the nature of such assets and their location) of the total commitment. Accordingly, eLoyalty will be required to maintain at least $10 million in liquid asset coverage throughout 2001 to be in compliance with these covenants and to have credit availability under the Facility.
     eLoyalty anticipates that its current cash resources, together with other expected internal and external sources of liquidity, should be sufficient to satisfy eLoyalty's working capital and capital expenditure needs for the balance of the fiscal year. If, however, eLoyalty's operating activities or net cash needs for the year were to differ materially from current expectations, there could be no assurance, given current capital market, credit and general economic uncertainties, that eLoyalty would have access to additional external capital resources on acceptable terms.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK
We provide our solutions to clients in a number of countries including the United States, Canada, United Kingdom, Germany, France and Australia. For the years ended December 2000 and 1999, 17% and 22%, respectively, of our revenues were denominated in foreign currencies. Historically, we have not experienced material fluctuations in our results of operations due to foreign currency exchange rate changes. However, we believe that an increasing portion of our revenues and costs will be denominated in foreign currencies in the future. As a result of our exposure to foreign currencies, our future financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in those foreign markets.

RECENT ACCOUNTING PRONOUNCEMENTS
On June 15, 1998, the Financial Accounting Standards Board (FASB) issued SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No.133, as amended, is effective for fiscal years beginning after June 15, 2000 (2001 for eLoyalty). SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet as assets or liabilities at their fair value. It also requires entities to reflect the gains or losses associated with changes in the fair value of derivatives each period, either in current earnings or as a separate component of other comprehensive income, depending on the nature of the underlying contract or transaction. eLoyalty anticipates that the adoption of SFAS No. 133 will not have a material effect on its results of operations, financial position or cash flows.
     Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101), provides guidance in applying generally accepted accounting principles to selected revenue recognition issues in financial statements. On June 26, 2000, the SEC issued SAB 101B, an amendment to SAB 101 which delayed the implementation of SAB 101 until no later than the fourth fiscal quarter of fiscal years beginning after December 15,1999. The implementation of SAB 101 had no material effect on eLoyalty.

YEAR 2000 CONSIDERATIONS
eLoyalty knows of no significant Year 2000 related failures which have affected eLoyalty-provided software or services or internal eLoyalty systems. Due to the large number of software and systems solutions engagements eLoyalty has undertaken over the years, there can be no assurance that all such software and systems will be Year 2000 compliant or that eLoyalty may not be subject to future claims as a result.

FACTORS THAT MAY AFFECT FUTURE RESULTS OR MARKET PRICE OF STOCK
Some of the factors that may affect eLoyalty's future results or the market price of its stock and cause or contribute to material differences between actual results and those reflected in forward-looking statements contained in this report include the following:
     - uncertainties associated with the attraction of new clients, the continuation of existing and new engagements with existing clients and the timing of related client commitments, including potential client delays or deferrals of new engagements or existing project extensions in light of prevailing general economic conditions and uncertainties;
     - reliance on major clients and suppliers, and maintenance of good relations with key business partners;
     - management of the risks associated with increasingly complex client projects in general as well as new services offerings, including risks relating to the variability and predictability of the number, size, scope, cost and duration of, and revenues from, client engagements, unanticipated cancellations or deferrals of client projects or follow-on phases of engagements in process, collection of billed amounts, shifts from time and materials-based engagements to alternative pricing or value-based models and variable employee utilization rates, project personnel costs and project requirements;

         - management of growth, expansion into new geographic and market areas and development and introduction of new services offerings, including the timely and cost-effective implementation of enhanced operating, financial and other infrastructure systems and procedures;
         - challenges in attracting, training, motivating and retaining highly skilled management, strategic, technical, product development and other professional employees in a competitive information technology labor market;
         - continuing intense competition in the information technology services industry generally and, in particular, among those focusing on the provision of CRM services and software, including both firms with significantly greater financial and technical resources than eLoyalty and new entrants;
         - the rapid pace of technological innovation in the information technology services industry, including frequent technological advances and new product introductions and enhancements, and the ability to create innovative and adaptable solutions that are consistent with evolving standards and responsive to client needs, preferences and expectations;
         - access in tightening capital and credit markets to sufficient debt and/or equity capital to meet eLoyalty's future operating and financial needs;
         - protection of eLoyalty's technology, proprietary information and other intellectual property rights or challenges to eLoyalty's intellectual property by third parties;
         - future legislative or regulatory actions relating to the information technology or information technology services industries;
         - risks associated with global operations, including those relating to the economic conditions in each country, potential currency exchange and credit volatility, compliance with a variety of foreign laws and regulations and management of a geographically dispersed organization;
         - the overall demand for CRM services and software and information technology generally; and
         - the continued impact of the current economic slowdown, as well as other future general business, capital market and economic conditions and volatility.

RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements of eLoyalty Corporation have been prepared by eLoyalty in conformity with generally accepted accounting principles. Management is responsible for all information and representations contained in the financial statements and other sections of the Annual Report. In preparing the financial statements, management uses its judgment to make necessary estimates.
     Management maintains and relies on a system of internal controls in fulfilling its financial reporting responsibilities. The system is designed to provide reasonable assurance at a reasonable cost that assets are safeguarded and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. The internal control systems include written policies and procedures, an organizational structure which provides for division of responsibilities and a development of qualified managers in all areas. In addition, management continually monitors its internal control systems in response to changes in business conditions and operations.
     The Audit Committee of the Board of Directors, composed solely of directors who are not officers or employees of eLoyalty Corporation, meets with corporate financial management and the independent accountants to review their activities and to satisfy itself that each is properly discharging its responsibility. The independent accountants have met periodically with the Committee, without the presence of management, to discuss the results of their audit work, the adequacy of internal financial controls and the quality of financial reporting.

/s/ Kelly D. Conway                         /s/ Timothy J. Cunningham
-------------------                         -------------------------
Kelly D. Conway                             Timothy J. Cunningham
President and Chief Executive Officer       Senior Vice President,
                                            Chief Financial Officer and
                                            Corporate Secretary

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of eLoyalty Corporation:
     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows, and of changes in stockholders' equity and comprehensive income (loss) present fairly, in all material respects, the financial position of eLoyalty Corporation and subsidiaries (the "Company") as of December 30, 2000 and December 31, 1999, and the results of their operations and their cash flows for the years ended December 30, 2000 and December 31, 1999, for the seven month period from June 1, 1998 to December 31, 1998 and for the year ended May 31, 1998, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP
Chicago, Illinois
January 30, 2001

CONSOLIDATED BALANCE SHEETS
eLoyalty Corporation


ASSETS

                                                                                DECEMBER 30,          DECEMBER 31,
(In thousands, except share and per share data)                                     2000                  1999
------------------------------------------------------------------------------------------------------------------
Current Assets:
Cash and cash equivalents                                                         $  41,138            $  13,462
Marketable securities                                                                 9,902                7,175
Receivables, net                                                                     75,886               44,056
Deferred income taxes                                                                16,301                9,057
Prepaid expenses                                                                      2,935                3,093
Other current assets                                                                  7,534                1,072
                                                                                  ---------            ---------
   Total current assets                                                             153,696               77,915
Equipment and leasehold improvements, net                                            18,784                2,284
Goodwill, net                                                                         6,990               12,129
Deferred income taxes                                                                 2,664                2,387
Long-term receivables and other                                                       2,484                1,888
                                                                                  ---------            ---------
   Total assets                                                                   $ 184,618            $  96,603
                                                                                  ---------            ---------

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
Accounts payable                                                                  $   6,880            $     640
Accrued compensation and related costs                                               19,964               11,687
Deferred compensation                                                                 9,897                7,175
Other current liabilities                                                             7,021                3,486
                                                                                  ---------            ---------
   Total current liabilities                                                         43,762               22,988
                                                                                  ---------            ---------
Commitments and contingencies                                                            --                   --
Stockholders' Equity:
Preferred stock, $.01 par value; 10,000,000 shares
 authorized; none issued and outstanding                                                 --                   --
Common stock, $.01 par value; 100,000,000 shares authorized;
 49,925,702 and 41,400,000 shares issued and outstanding, respectively                  499                  414
Additional paid-in capital                                                          144,860                  963
Net advances from Technology Solutions Company                                           --               74,048
Retained earnings                                                                     2,171                   --
Accumulated other comprehensive loss                                                 (1,970)                (847)
Unearned compensation                                                                (4,704)                (963)
                                                                                  ---------            ---------
   Total stockholders' equity                                                       140,856               73,615
                                                                                  ---------            ---------
   Total liabilities and stockholders' equity                                     $ 184,618            $  96,603
                                                                                  ---------            ---------

The accompanying Notes to Consolidated Financial Statements are an integral part of this financial information.

CONSOLIDATED STATEMENTS OF OPERATIONS
eLoyalty Corporation


                                                                                    FOR THE SEVEN MONTH      FOR THE FISCAL
                                                              FOR THE YEARS        PERIOD FROM JUNE 1 TO       YEAR ENDED
                                                              ENDED DECEMBER            DECEMBER 31,             MAY 31,
(IN THOUSANDS, EXCEPT PER SHARE DATA)                      2000           1999               1998                 1998
---------------------------------------------------------------------------------------------------------------------------
Revenues                                                $ 211,603      $ 146,003         $  64,415             $  84,488
 Project personnel costs                                  104,203         68,483            29,562                39,049
                                                        ---------      ---------         ---------             ---------
Gross profit                                              107,400         77,520            34,853                45,439
                                                        ---------      ---------         ---------             ---------

Other costs and expenses:
 Selling, general and administrative                       96,875         58,395            29,132                35,436
 Research and development                                   9,322          5,624             3,089                 2,543
 Goodwill amortization                                      4,972          4,996             2,450                 3,201
                                                        ---------      ---------         ---------             ---------
Total other expenses                                      111,169         69,015            34,671                41,180
                                                        ---------      ---------         ---------             ---------
Operating (loss) income                                    (3,769)         8,505               182                 4,259
                                                        ---------      ---------         ---------             ---------

Other income (loss)                                         2,921           (408)             (327)                  (24)
                                                        ---------      ---------         ---------             ---------

(Loss) income before income taxes                            (848)         8,097              (145)                4,235
Income tax (benefit) provision                               (424)         4,039               398                 2,022
                                                        ---------      ---------         ---------             ---------
Net (loss) income                                       $    (424)     $   4,058         $    (543)            $   2,213
                                                        =========      =========         =========             =========

Basic net (loss) income per common share                $   (0.01)     $    0.10         $   (0.01)            $    0.05
Diluted net (loss) income per common share              $   (0.01)     $    0.09         $   (0.01)            $    0.05

Shares used to calculate basic net
 (loss) income per share (in millions)                       48.2           41.4              41.4                  41.4
                                                        =========      =========         =========             =========
Shares used to calculate diluted
 net (loss) income per share (in millions)                   48.2           44.2              41.4                  46.8
                                                        =========      =========         =========             =========

The accompanying Notes to Consolidated Financial Statements are an integral part of this financial information.

CONSOLIDATED STATEMENTS OF CASH FLOWS
eLoyalty Corporation



                                                                                             FOR THE SEVEN MONTH   FOR THE FISCAL
                                                                         FOR THE YEARS      PERIOD FROM JUNE 1 TO    YEAR ENDED
                                                                         ENDED DECEMBER         DECEMBER 31,           MAY 31,
(IN THOUSANDS)                                                        2000            1999           1998               1998
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net (loss) income                                                 $   (424)        $  4,058      $   (543)          $  2,213
 Adjustments to reconcile net (loss) income
   to net cash (used in) provided by
   operating activities:
   Depreciation and amortization                                      7,549            6,355         3,509              3,874
   Provisions for doubtful receivables                                4,064            2,059         2,652                531
   Deferred income taxes                                             (7,950)          (5,763)       (3,432)            (2,118)
   Other                                                                 --              463           412                 --
   Changes in assets and liabilities:
    Receivables                                                     (36,932)         (21,496)       (4,197)           (10,217)
    Purchases of trading securities related to
      deferred compensation program                                  (2,727)          (2,689)         (830)            (2,096)
    Other current assets                                             (6,407)          (1,038)          278             (1,079)
    Accounts payable                                                  6,281             (313)          647             (1,184)
    Accrued compensation and related costs                            8,565            4,517           776              2,674
    Deferred compensation funds from employees                        2,722            2,689           830              2,096
    Other current liabilities                                         3,523              653           538             (2,383)
    Other long-term assets                                             (613)            (536)          (11)              (815)
                                                                   --------         --------      --------           --------
      Net cash (used in) provided by
       operating activities                                         (22,349)         (11,041)          629             (8,504)
                                                                   --------         --------      --------           --------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Capital expenditures                                               (18,633)          (2,175)         (570)            (1,065)
 Investment in unconsolidated investee                                   --               --          (875)                --
 Acquired businesses                                                     --               --        (6,625)           (10,741)
                                                                   --------         --------      --------           --------
      Net cash used in investing activities                         (18,633)          (2,175)       (8,070)           (11,806)
                                                                   --------         --------      --------           --------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from issuance of common stock                              34,914               --            --                 --
 Proceeds from stock compensation plans                               8,552               --            --                 --
 Capital contribution from Technology
   Solutions Company                                                 20,000               --            --                 --
 Net advances from Technology Solutions Company                       4,802           21,929         7,777             21,608
                                                                   --------         --------      --------           --------
      Net cash provided by financing activities                      68,268           21,929         7,777             21,608
                                                                   --------         --------      --------           --------
Effect of exchange rate changes on cash
 and cash equivalents                                                   390              338          (651)              (702)
                                                                   --------         --------      --------           --------
Increase (decrease) in cash and cash equivalents                     27,676            9,051          (315)               596
Cash and cash equivalents, beginning of period                       13,462            4,411         4,726              4,130
                                                                   --------         --------      --------           --------
Cash and cash equivalents, end of period                           $ 41,138         $ 13,462      $  4,411           $  4,726
                                                                   ========         ========      ========           ========

The accompanying Notes to Consolidated Financial Statements are an integral part of this financial information.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS'
EQUITY AND COMPREHENSIVE INCOME (LOSS)
eLoyalty Corporation



                                                                    ADVANCES
                                                                      from                 ACCUMULATED
                                      COMMON STOCK    ADDITIONAL   TECHNOLOGY                 OTHER                      TOTAL
(In thousands,                    -------------------   PAID-IN     SOLUTIONS  RETAINED   COMPREHENSIVE    UNEARNED   STOCKHOLDERS'
except share data)                  SHARES     AMOUNT   CAPITAL     COMPANY    EARNINGS   INCOME (LOSS)  COMPENSATION    EQUITY
-----------------------------------------------------------------------------------------------------------------------------------
Balance, May 31, 1997                     --    $ --    $     --    $ 17,420    $   --       $  (273)       $    --      $ 17,147
                                  ----------    ----    --------    --------    ------       -------        -------      --------
Net income                                                             2,213                                                2,213
Foreign currency translation                                                                     (75)                         (75)
                                                                                                                         --------
  Comprehensive income                                                                                                      2,138
Net transfers from TSC                                                21,608                                               21,608
                                  ----------    ----    --------    --------    ------       -------        -------      --------
Balance, May 31, 1998                     --      --          --      41,241        --          (348)            --        40,893
                                  ----------    ----    --------    --------    ------       -------        -------      --------
Net loss                                                                (543)                                                (543)
Foreign currency translation                                                                    (239)                        (239)
                                                                                                                         --------
  Comprehensive loss                                                                                                         (782)
Net transfers from TSC                                                 7,777                                                7,777
                                  ----------    ----    --------    --------    ------       -------        -------      --------
Balance, December 31,1998                 --      --          --      48,475        --          (587)            --        47,888
                                  ----------    ----    --------    --------    ------       -------        -------      --------
Net income                                                             4,058                                                4,058
Foreign currency translation                                                                    (260)                        (260)
                                                                                                                         --------
  Comprehensive income                                                                                                      3,798
Net transfers from TSC                                                21,929                                               21,929
Issuance of common stock          41,400,000     414                    (414)                                                  --
Issuance of compensatory
  stock options                                              963                                               (963)           --
                                  ----------    ----    --------    --------    ------       -------        -------      --------
Balance, December 31, 1999        41,400,000     414         963      74,048        --          (847)          (963)       73,615
                                  ----------    ----    --------    --------    ------       -------        -------      --------
Net (loss) income                                                     (2,595)    2,171                                       (424)
Foreign currency translation                                                                  (1,123)                      (1,123)
                                                                                                                         --------
  Comprehensive loss                                                                                                       (1,547)
Net transfers and capital
  contribution from TSC                                               24,802                                               24,802
Spin-off from Technology
  Solutions Company                2,529,029      25      96,230     (96,255)                                                  --
Issuance of common stock
  pursuant to stock-based awards   1,163,568      12       8,540                                                            8,552
Issuance of common stock
  to venture capital firms         4,539,980      45      34,869                                                           34,914
Issuance of compensatory
  stock options                                              524                                               (524)           --
Issuance of restricted common
  stock pursuant to cancellation
  of certain stock options           293,125       3       3,734                                             (3,737)           --
Amortization of unearned
  compensation                                                                                                  520           520
                                  ----------    ----    --------    --------    ------       -------        -------      --------
Balance, December 30, 2000        49,925,702    $499    $144,860    $     --    $2,171       $(1,970)       $(4,704)     $140,856
                                  ==========    ====    ========    ========    ======       =======        =======      ========

The accompanying Notes to Consolidated Financial Statements are an integral part of this financial information.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS eLoyalty Corporation
(IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE ONE--DESCRIPTION OF BUSINESS
eLoyalty is a global management consulting and systems integration organization focused exclusively on building customer loyalty. eLoyalty has a broad range of Customer Relationship Management ("CRM") related services including business strategy, technical architecture, selecting, implementing and integrating appropriate CRM software applications and providing ongoing support for multi-vendor systems.
     eLoyalty was spun off from Technology Solutions Company ("TSC") into a separate, publicly traded company on February 15, 2000 (the "spin-off"). The spin-off, which was approved by the TSC Board of Directors on February 9, 2000, was accomplished by distributing to TSC stockholders, as a dividend, all of the outstanding common stock of eLoyalty owned by TSC. In the spin-off, TSC stockholders received one share of eLoyalty common stock, par value $0.01 per share, for every one share of TSC common stock they owned of record as of February 9, 2000.

NOTE TWO--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation--The financial statements for periods subsequent to the spin-off reflect eLoyalty's results of operations and financial position as it operates as a separate, publicly traded company. The consolidated financial statements for periods prior to the spin-off reflect eLoyalty's results of operations and financial position as it operated within TSC, and have been prepared using the historical basis in the assets, liabilities and results of operations.
     The consolidated statements of operations for the periods prior to February 15, 2000 reflect all of the related costs of doing business including an allocation of certain general corporate expenses of TSC not directly related to eLoyalty's operations, including legal, information systems, finance, insurance, human resources, benefits administration, stockholders' services and corporate management services. These costs were allocated to eLoyalty primarily on a proportional cost allocation method based on revenues and headcount. Management believes these allocations were made on a reasonable basis.
     The financial information for periods prior to February 15, 2000 may not necessarily reflect what the financial position and results of operations of eLoyalty would have been had eLoyalty operated as a separate, stand-alone publicly traded entity during such periods.
     Certain reclassifications have been made to the 1999 and 1998 statements of operations to conform to the 2000 presentation.
     Change in Fiscal Year-End--In connection with implementing new business systems and processes in December 2000, eLoyalty changed from a calendar year-end to a fiscal year ending with the Saturday closest to the end of December. The fiscal year-end for 2000 is December 30. Also, on November 22, 1998, TSC's Board of Directors voted to change the fiscal year of TSC from a fiscal year ending on May 31 to a calendar year ending on December 31 in each year. The seven month period of June 1, 1998 through December 31, 1998 preceded the start of the new December 31 fiscal year.
     Consolidation--The consolidated financial statements include the accounts of eLoyalty and all of its subsidiaries. All significant intercompany transactions have been eliminated.
     Revenue Recognition--eLoyalty derives substantially all of its revenues from professional services. eLoyalty provides professional services primarily on a time and materials basis. Although eLoyalty occasionally performs projects on a fixed fee basis, the total portion of revenues derived from fixed fee engagements is not significant. eLoyalty recognizes revenues on the percentage of completion method as services are performed, based on hourly billing rates. Percentage of completion estimates are based on the ratio of costs incurred to total estimated costs. From time to time, eLoyalty uses subcontractors to supplement its resources in client engagements. Revenues generated through subcontractors are recognized as the service is performed, and the related subcontractor costs are included in project personnel costs as incurred. Out-of-pocket expenses (travel, lodging, etc.) charged on client engagements are presented net of amounts billed to clients as general and administrative expense in the statements of operations. Losses on engagements, if any, are recognized when determined. eLoyalty also derives revenues from in-house developed software. Software license fee revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the license fee is fixed and determinable and the collection of the fee is probable. Fees from licenses sold together with consulting services are generally recognized upon delivery, provided that the above criteria have been met and payment of the license fees is not dependent upon the performance of the consulting services. In those instances when it is determined that the payment of the license fee is dependent upon the performance of consulting services, both the license and consulting fees are recognized under the percentage of completion method of contract accounting. Revenues from post-contract Loyalty Support(TM) are recognized ratably over the term of the maintenance contract on a straight-line basis. Revenues from purpose-built hosted solutions and e-PROFILE(TM) are recognized ratably over the contract term.
     Project Personnel Costs--eLoyalty expenses the cost of project personnel as incurred. Project personnel costs consist primarily of salaries, incentive compensation and employee benefits for eLoyalty personnel available for client assignments, and fees paid to subcontractors for work performed on client projects.
     Cash and Cash Equivalents--eLoyalty considers all highly liquid investments readily convertible into cash (with original maturities of three months or less) to be cash equivalents. These short-term investments are carried at cost plus accrued interest, which approximates market.
     Marketable Securities--eLoyalty's marketable securities consist of investments related to eLoyalty's executive deferred compensation plan (see
Note Nine) and are classified as trading securities, with unrealized gains and losses included in eLoyalty's statements of operations. Realized gains or losses are determined based on the specific identification method. eLoyalty recognized a net loss of $89 for the year ended December 30, 2000 and net gains of $730, $167 and $823 for the year ended December 31, 1999, the seven month period ended
 December 31, 1998 and the fiscal year ended May 31, 1998, respectively. Since trading securities relate to eLoyalty's executive deferred compensation plan, a corresponding adjustment is included in the statements of operations to recognize eLoyalty's increased/decreased liability for the deferred compensation plan.
     Equipment and Leasehold Improvements--Computers, software, furniture and equipment are carried at cost and depreciated on a straight-line basis over their estimated useful lives. Leasehold improvements are amortized over the lesser of the useful life or the lease term. Useful lives generally are five years or less. Maintenance and repair costs are expensed as incurred. The cost and related accumulated depreciation of assets sold or disposed of are moved from the account and resulting gain or loss is included in the statements of operations. The carrying value of equipment and leasehold improvements is periodically reviewed to assess recoverability based on future undiscounted cash flows.
     eLoyalty accounts for software developed for internal use in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." As such, costs incurred that relate to the planning and post-implementation phases of development are expensed. Costs incurred in the development phase are capitalized and amortized over the asset's estimated useful life, generally three to five years.
     Goodwill--Goodwill is amortized on a straight-line basis, generally over a five-year period. Accumulated amortization of goodwill as of December 30, 2000 and December 31, 1999 was $16,477 and $11,518, respectively. The carrying value of goodwill is periodically reviewed to assess recoverability based on future undiscounted cash flows.
     Research and Development Costs--Research and development costs are expensed as incurred. Research and development expenses relate primarily to the dedicated research and development facility maintained by eLoyalty, and consist primarily of salaries, incentive compensation and employee benefits costs for dedicated personnel, occupancy costs, staff recruiting costs, administrative costs, travel expenses and depreciation.
     Software Development Costs--eLoyalty capitalizes software development costs once technological feasibility is established and prior to general release. Amortization is computed as the greater of the amount computed using the (a) ratio of current revenues to the total current and anticipated future revenues or (b) the straight-line method over the estimated economic life of the product. There are no capitalized software development costs included on eLoyalty's balance sheets as of December 30, 2000 and December 31, 1999. Amortization expense associated with software development costs was $447 and $354 for the seven month period ended December 31, 1998 and the fiscal year ended May 31, 1998, respectively. There was no amortization expense of software development costs during the year ended December 30, 2000 or December 31, 1999.
     Stockholders' Equity--Stockholders' equity includes common stock issued, retained earnings, accumulated other comprehensive income (loss) related to foreign currency translation and unearned compensation related to stock-based compensation. Net advances from TSC represent transfers to eLoyalty primarily for operations and working capital requirements, offset by cash collected by TSC for the periods prior to the spin-off. In connection with the spin-off, net advances from TSC were recorded as common stock and additional paid-in capital (see Note Three). Following the spin-off, eLoyalty no longer received operational funding from TSC and no longer participated in the TSC cash management program.
     Earnings (Loss) Per Common Share--eLoyalty calculates earnings (loss) per share in accordance with SFAS No. 128. Basic earnings per share have been computed by dividing the net earnings for each period presented by the weighted average shares outstanding. Diluted earnings per share has been computed by dividing the net earnings by the weighted average shares outstanding plus the dilutive effect of common stock equivalents using the "treasury stock" method. In periods in which there was a loss, the dilutive effect of common stock equivalents was not included in the dilutive earnings per share calculation as they were antidilutive.
     Foreign Currency Translation--The functional currencies for eLoyalty's foreign subsidiaries are their local currencies. All assets and liabilities of foreign subsidiaries are translated to U.S. dollars at end of period exchange rates. The resulting translation adjustments are recorded as a component of stockholders' equity. Income and expense items are translated at average exchange rates prevailing during the period. Gains and losses from foreign currency transactions of these subsidiaries are included in the statements of operations.
     Fair Value of Financial Instruments--The carrying values of current assets and liabilities and long-term receivables approximated their fair values as of December 30, 2000 and December 31, 1999.
     Concentration of Credit Risk--eLoyalty had one client, Agilent Technologies, Inc., accounting for 15% of revenues for the year ended December 30, 2000. No client accounted for 10% or more of revenues during the year ended December 31, 1999, the seven month period ended December 31, 1998 or the year ended May 31, 1998. No client accounted for 10% or more of accounts receivables as of December 30, 2000 or December 31, 1999.
     Stock-Based Compensation--eLoyalty accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Compensation costs for employee stock options is measured as the excess, if any, of the fair value of common stock at the date of grant over the amount an employee must pay to acquire the stock, providing that all other requirements for fixed plan accounting are satisfied. In the event stock options are granted at a price lower than the fair value on the date of grant, the difference is recorded as unearned compensation. Cancelled and reissued stock options are accounted for under variable plan accounting with the related unearned compensation subject to adjustment in future periods based on the fluctuations of the fair value of the common stock. Unearned compensation is amortized over the vesting period of the stock options. The unearned compensation recorded at December 30, 2000 and December 31, 1999 relates solely to eLoyalty stock-based awards.
     Income Taxes--eLoyalty uses an asset and liability approach, as required under SFAS No. 109, to financial accounting and reporting for income taxes. Deferred income taxes are provided when tax laws and financial accounting standards differ with respect to the amount of income for a year and the basis of assets and liabilities and for tax loss carryforwards. eLoyalty does not provide U.S. deferred income taxes on earnings of foreign subsidiaries which are expected to be indefinitely reinvested. Prior to the spin-off, eLoyalty's results have been included in TSC's consolidated federal and state income tax returns. The income tax provision for such periods is calculated, and deferred tax assets and liabilities are recorded, as if eLoyalty had operated as an independent entity.

     New Accounting Standards--On June 15, 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended, is effective for fiscal years beginning after June 15, 2000 (2001 for eLoyalty). SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. eLoyalty anticipates that the adoption of SFAS No. 133 will not have a significant effect on eLoyalty's results of operations, cash flows or financial position.
     Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101), provides guidance in applying generally accepted accounting principles to selected revenue recognition issues in financial statements. On June 26, 2000, the SEC issued SAB 101B, an amendment to SAB 101, which delayed the implementation of SAB 101 until no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. The implementation of SAB 101 had no material effect on eLoyalty.

NOTE THREE--ELOYALTY SPIN-OFF FROM TECHNOLOGY SOLUTIONS COMPANY eLoyalty was spun off from TSC into a separate, publicly traded company on February 15, 2000. In connection with the spin-off, TSC's net advances to eLoyalty were recorded as common stock and additional paid-in capital. The net assets distributed to eLoyalty were as follows:


(In 000's)                                            FEBRUARY 15, 2000
-----------------------------------------------------------------------
Cash                                                      $30,794
Receivables, net                                           50,056
Other current assets                                       23,603
Goodwill                                                   11,342
Other long-term assets                                      7,379
Accounts payable                                            1,238
Other current liabilities                                  26,784

NOTE FOUR--RELATED PARTY TRANSACTIONS
Pursuant to the spin-off, on February 15, 2000, eLoyalty entered into contractual arrangements with TSC whereby TSC provided eLoyalty with certain administrative support through 2000. The total charges from TSC for the years ended December 30, 2000 and December 31, 1999, the seven month period ended December 31, 1998 and the fiscal year ended May 31, 1998 were $5,036, $14,173, $8,429 and $11,643 respectively.
     eLoyalty periodically provides employee loans as part of employment agreements. These loans have interest rates ranging from 4.5% to 7.5%. The loans are generally forgiven over one to three years at various rates, depending on the value of the loan and the terms of the employment agreement, based on continued employment with eLoyalty. The unforgiven loan balances and related accrued interest are due and payable in full if an employee terminates employment before the end of the loan term. The total value of outstanding employee loans, including certain loans to officers, was $3.4 million and $2.1 million, respectively, as of December 30, 2000 and December 31, 1999.

NOTE FIVE--RECEIVABLES
Receivables consist of the following:


                                                        AS OF DECEMBER
                                                ------------------------------
                                                  2000                   1999
------------------------------------------------------------------------------
Amounts billed to clients                       $ 62,501              $ 39,552
Unbilled revenues                                 14,990                 6,588
                                                --------              --------
                                                  77,491                46,140
Receivable allowances                             (1,605)               (2,084)
                                                --------              --------
Receivables                                     $ 75,886              $ 44,056
                                                ========              ========

     Amounts billed to clients represent professional fees and reimbursable project-related expenses. Unbilled revenues represent professional fees, project-related expenses, materials and subcontractor costs performed in advance of billings in accordance with contract terms. A substantial amount of unbilled revenues at the end of any reporting period is billed in the month following the reporting period. Amounts billed to clients are unsecured and primarily due within 30 days.

NOTE SIX--EQUIPMENT AND LEASEHOLD IMPROVEMENTS
Equipment and leasehold improvements consist of the following:


                                                        AS OF DECEMBER
                                                ------------------------------
                                                  2000                   1999
------------------------------------------------------------------------------
Computers and software                          $ 15,840              $  3,636
Furniture and equipment                            4,750                 1,006
Leasehold improvements                             3,338                   729
                                                --------              --------
                                                  23,928                 5,371
Accumulated depreciation and amortization         (5,144)               (3,087)
                                                --------              --------
Equipment and leasehold improvements            $ 18,784              $  2,284
                                                ========              ========

     Depreciation expense was $2,057, $1,502, $421 and $308 for the years ended December 30, 2000 and December 31, 1999, the seven month period ended
December 31, 1998 and the fiscal year ended May 31, 1998, respectively.

NOTE SEVEN--INCOME TAXES
The income tax (benefit) provision consists of the following:


                                                                     FOR THE SEVEN MONTH
                            FOR THE YEAR ENDED  FOR THE YEAR ENDED   PERIOD FROM JUNE 1   FOR THE YEAR ENDED
                                DECEMBER 30,        DECEMBER 31,       TO DECEMBER 31,          MAY 31,
                                    2000                1999                 1998                1998
-------------------------------------------------------------------------------------------------------------
Current:
 Federal                          $ 6,950             $ 4,546              $(1,929)            $   115
 State                                859               1,059                 (275)                 16
 Foreign                             (712)              1,876                 (830)               (227)
                                  -------             -------              -------             -------
   Total current                    7,097               7,481               (3,034)                (96)
                                  -------             -------              -------             -------
Deferred:
 Federal                           (1,923)             (2,008)               1,941               1,357
 State                                204                (478)                 277                 194
 Foreign                           (5,802)               (956)               1,214                 567
                                  -------             -------              -------             -------
   Total deferred                  (7,521)             (3,442)               3,432               2,118
                                  -------             -------              -------             -------
Income tax (benefit) provision    $  (424)            $ 4,039              $   398             $ 2,022
                                  =======             =======              =======             =======

     Total income tax (benefit) provision differed from the amount computed by applying the federal statutory income tax rate due to the following:


                                                                               FOR THE SEVEN MONTH
                                     FOR THE YEAR ENDED  FOR THE YEAR ENDED    PERIOD FROM JUNE 1    FOR THE YEAR ENDED
                                        DECEMBER 30,         DECEMBER 31,        TO DECEMBER 31,            MAY 31,
                                            2000                 1999                  1998                  1998
-----------------------------------------------------------------------------------------------------------------------
Federal tax provision
 (benefit), at statutory rate            $  (297)              $ 2,834              $   (50)               $ 1,475
State tax provision (benefit),
 net of Federal benefit                      539                   405                   (6)                   211
Effect of foreign tax rate
 differences                              (1,205)                  406                  303                     34
Nondeductible expenses                       208                   134                   61                     96
Nondeductible goodwill                       235                   279                  170                    172
Other                                         96                   (19)                 (80)                    34
                                         -------               -------              -------                -------
Income tax (benefit) provision           $  (424)              $ 4,039              $   398                $ 2,022
                                         =======               =======              =======                =======

     Deferred tax assets and liabilities were comprised of the following:


                                                              AS OF DECEMBER
                                                       ---------------------------
                                                          2000               1999
----------------------------------------------------------------------------------
Deferred tax assets:
 Deferred compensation and bonuses                     $  3,753           $  2,870
 Equity losses of unconsolidated investee                   341                341
 Receivable allowances                                      448                918
 Other accruals                                           2,061                936
 Net operating loss carryforwards                        10,798              4,996
 Depreciation and amortization                            2,680              2,387
                                                       --------           --------
   Total deferred tax assets                             20,081             12,448
                                                       --------           --------
Deferred tax liabilities:
 Prepaid expenses                                        (1,116)            (1,004)
                                                       --------           --------
   Total deferred tax liabilities                        (1,116)            (1,004)
                                                       --------           --------
Net deferred tax asset                                 $ 18,965           $ 11,444
                                                       ========           ========

     Net operating loss carryforwards relate primarily to eLoyalty's UK operations and have an indefinite carryforward period. Pursuant to the Tax Sharing and Disaffiliation Agreement between TSC and eLoyalty, TSC will generally be liable to eLoyalty for any income tax benefits realized by TSC related to the exercise of eLoyalty stock options by TSC employees (see Note Twelve). With respect to the realizability of these tax benefits, if any, eLoyalty is dependent on TSC's ability to realize the benefits, and accordingly, eLoyalty does not recognize these benefits until realized by TSC.

     Income (loss) before income taxes consisted of the following:


                                                                  FOR THE SEVEN MONTH
                      FOR THE YEAR ENDED    FOR THE YEAR ENDED    PERIOD FROM JUNE 1      FOR THE YEAR ENDED
                         DECEMBER 30,           DECEMBER 31,        TO DECEMBER 31,              MAY 31,
                             2000                  1999                   1998                    1998
------------------------------------------------------------------------------------------------------------
United States              $ 18,602               $  7,447              $   (164)              $  3,781
Foreign                     (19,450)                   650                    19                    454
                           --------               --------              --------               --------
Total                      $   (848)              $  8,097              $   (145)              $  4,235
                           ========               ========              ========               ========

NOTE EIGHT--LINE OF CREDIT
eLoyalty entered into a business loan agreement with Bank of America, N.A. (the "Bank") effective as of December 30, 2000, providing for an unsecured revolving line of credit in a maximum principal amount of $10 million through December 30, 2001 (the "Facility"). The Facility in effect extended and superseded eLoyalty's prior March 2000 revolving credit agreement with the Bank, which had been guaranteed by TSC and expired on December 30, 2000. eLoyalty's only borrowings under the prior line of credit related to letters of credit required for operational commitments and aggregated $0.7 million at year-end 2000; this aggregate outstanding letter of credit amount was carried forward as outstanding under the Facility. Loans under the Facility bear interest at the Bank's prime rate or, at eLoyalty's election, an alternate rate of IBOR (an offshore U.S. dollar interbank interest rate) plus 0.75%. Under the Facility, eLoyalty agreed to pay a commitment fee of 0.125% of the unused portion of the $10 million commitment and certain other loan fees and expenses.
     The Facility requires eLoyalty to comply with various affirmative and negative covenants, including ones relating to the maintenance of consolidated tangible net worth of at least $70 million, limitations on other liabilities, liens and investments and limitations on aggregate annual lease payments. In addition, eLoyalty agreed to maintain unencumbered liquid assets with an aggregate market value of from 100% to 150% (depending on the nature of such assets and their location) of the total commitment. Accordingly, eLoyalty will be required to maintain at least $10 million in liquid asset coverage throughout 2001 to be in compliance with these covenants and to have credit availability under the Facility.

NOTE NINE--EXECUTIVE DEFERRED COMPENSATION PLAN
All eLoyalty executives (defined for this purpose as Vice Presidents and above) are eligible to participate in the eLoyalty Executive Deferred Compensation Plan (the "EDCP"). The EDCP is a nonqualified deferred compensation plan that permits participants to elect to defer receipt of a portion of their compensation. Deferred contributions and investment earnings are payable to participants upon various specified events, including retirement, disability or termination. The accompanying consolidated balance sheets include the deferred compensation liability, including investment earnings thereon, owed to participants. The accompanying consolidated balance sheets also include the investments, classified as trading securities, purchased by eLoyalty with the deferred funds. These investments remain assets of eLoyalty and are available to the general creditors of eLoyalty in the event of eLoyalty's insolvency. Prior to the spin-off from TSC, eLoyalty executives participated in the TSC non-qualified executive deferred compensation plan.

NOTE TEN--EMPLOYEE BENEFIT PLANS
eLoyalty 401(k) Savings Plan--eLoyalty employees are eligible to participate in the eLoyalty Corporation 401(k) Savings Plan (the "401(k) Plan") on the first day of the month coinciding with or following their date of hire. The 401(k) Plan allows employees to contribute up to 15% of their annual compensation, subject to Internal Revenue Service statutory limits. Company contributions are made annually to the 401(k) Plan at the discretion of the Board of Directors. Prior to the spin-off from TSC, eLoyalty employees participated in the TSC 401(k) Plan. eLoyalty recognized expenses related to these 401(k) plans of $1,697 and $1,131 for the years ended December 30, 2000 and December 31, 1999, $487 for the seven month period ended December 31, 1998 and $470 in the fiscal year ended May 31, 1998.
     eLoyalty Employee Stock Purchase Plan--eLoyalty employees are eligible to participate in the eLoyalty employee stock purchase plan (the "Stock Purchase Plan") after meeting certain minimum eligibility service requirements. The Stock Purchase Plan qualifies under section 423 of the Internal Revenue Code ("IRC") and is administered by the Compensation Committee of the Board of Directors. The Stock Purchase Plan permits eligible employees to purchase an aggregate of 500,000 shares of eLoyalty's common stock.
     Shares are purchased by the plan for the benefit of the participants at the end of each three month purchase period. The Stock Purchase Plan purchased 250,281 shares of eLoyalty common stock for the year ended December 30, 2000.

NOTE ELEVEN--CAPITAL STOCK
eLoyalty was spun off from TSC into a separately, publicly traded company on February 15, 2000. In connection with establishing eLoyalty as a separate entity, 100,000,000 shares of common stock, $0.01 par value, were authorized, of which 43,929,029 common stock shares were issued. eLoyalty also has authorized 10,000,000 shares of preferred stock, $0.01 par value, of which none has been issued.
     Pursuant to the spin-off, eLoyalty also received $8.4 million from the sale of 2.5 million shares of common stock to Technology Crossover Ventures (TCV) and Sutter Hill Ventures. On May 26, 2000, eLoyalty also closed its common stock purchase agreement with TCV entities and issued 2 million shares of common stock at $13.50 per share, the closing market price on April 18, 2000, the signing date of the initial letter of intent, for proceeds of $26.5 million, net of issuance costs.
     On March 17, 2000, the Board of Directors adopted a Stockholder Rights Plan (the "Rights Plan"). The Rights Plan is intended to assure fair and equal treatment for all of eLoyalty's stockholders in the event of a hostile takeover attempt.
     Under the terms of the Rights Plan, each share of eLoyalty's common stock has associated with it one Right. Each Right entitles the registered holder to purchase from eLoyalty one one-hundredth of a share of Series A junior participating preferred stock, without par value, at an exercise price of $160 (subject to adjustment). The Rights become exercisable under certain circumstances: 10 days after the first public announcement that any person has acquired 15% or more of eLoyalty's common stock or the announcement that any person has commenced a tender offer for 15% or more of eLoyalty's common stock.
     In general, eLoyalty may redeem the Rights in whole, but not in part, at a price of $0.01 per Right at any time until 10 days after any person has acquired 15% or more of eLoyalty's common stock. The Rights will expire on March 17, 2010, unless earlier redeemed by eLoyalty or exchanged for other shares of eLoyalty's common stock.
     Under specified conditions, each Right will entitle the holder to purchase eLoyalty's common stock at the exercise price (or if eLoyalty is acquired in a merger or other business combination, common stock of the acquiror) having a current market value of two times the exercise price. The terms of the Rights may be amended by eLoyalty's Board of Directors.

NOTE TWELVE--STOCK INCENTIVE PLANS
eLoyalty maintains two stock incentive plans: the eLoyalty Corporation 1999 Stock Incentive Plan (the "1999 Plan") and the eLoyalty Corporation 2000 Stock Incentive Plan (the "2000 Plan").
     Under the 1999 Plan, awards of stock options, stock appreciation rights, bonus and restricted stock and performance share may be granted to directors, officers, employees, consultants, independent contractors and agents of eLoyalty and its subsidiaries. Stock option awards may be in the form of incentive or non-statutory options, provided that incentive stock options may only be granted to officers and employees of eLoyalty. All awards made under the 1999 Plan to date have been in the form of non-statutory stock options or restricted stock. An aggregate of 5,340,000 shares of eLoyalty common stock was initially reserved for issuance under the 1999 Plan for all awards other than those issued in connection with the spin-off as discussed below. On the first day of each fiscal year, beginning in 2000, the aggregate number of shares available for issuance under the 1999 Plan is automatically increased by an amount equal to 5% of the total number of shares of common stock that are outstanding as of the time of the increase. In addition, 7,387,561 shares were reserved for issuance under the 1999 Plan in connection with the spin-off in substitution of previously granted options to purchase shares of TSC common stock. These substitute options are not subject to the limit on shares reserved set forth above.
     On May 12, 2000, the Board of Directors approved the eLoyalty Corporation 2000 Stock Incentive Plan. Under the 2000 Plan, non-statutory stock option awards may be granted to officers, employees and certain consultants and independent contractors of eLoyalty and its subsidiaries. An aggregate of 2,800,000 shares of eLoyalty common stock has been reserved for issuance under the 2000 Plan.

     If options or shares awarded under the 1999 Plan and the 2000 Plan are not issued due to forfeiture or other reason, then those options or shares will again become available for issuance under the plans. As of December 30, 2000, there were a total of 1,419,742 shares available for future grants under the 1999 and 2000 Plans.
     Stock options granted under the 1999 Plan and 2000 Plan are made at the discretion of the Compensation Committee of eLoyalty's Board of Directors or another duly constituted Committee of the Board to the extent authorized by such plans and the Board (the "Compensation Committee"). Most employees are eligible to receive a grant of non-statutory stock options periodically with the number of shares generally determined by the employee's position grade, performance level and the size of the award pool as determined by the Compensation Committee. In addition, full-time employees normally receive a grant of non-statutory stock options upon hire. Stock options are generally granted with an exercise price per share equal to the fair market value of a share of eLoyalty common stock on the date of grant and a maximum term of 10 years. Although the Compensation Committee has the authority to set other terms, the options generally become exercisable over a period of four years. The initial vesting may occur after a one or two-year period, with the balance of the shares vesting in equal monthly installments over the remainder of the four-year period, or the entire award may vest in equal monthly increments over the four-year period.
     The 1999 Plan was amended in December 2000 to increase the number of option shares automatically awarded to non-employee directors. The 1999 Plan, as amended, provides that each non-employee director will receive a non-statutory stock option to purchase 50,000 shares of eLoyalty common stock when he or she commences service as a director. In addition, on the day following the date of each annual shareholders' meeting, each non-employee director will receive a non-statutory stock option to purchase 12,000 shares of eLoyalty common stock. Stock options granted to non-employee directors have an exercise price per share equal to the fair market value of a share of eLoyalty common stock on the grant date and a maximum term of 10 years. Stock options granted to non-employee directors upon commencement of services vest ratably over a period of 48 months. Stock options granted to non-employee directors following an annual shareholders' meeting vest ratably over a period of 12 months.
     At the time of the spin-off, each outstanding option to purchase TSC common stock held by a person who was an employee or director of eLoyalty immediately after the spin-off (and who was not also a director of TSC) was converted into a substitute option to purchase eLoyalty common stock. Furthermore, each outstanding TSC option granted before June 22, 1999 to a person who was an employee or director of TSC after the spin-off, or who was neither an employee or director of eLoyalty or TSC after the spin-off, was converted into both an adjusted TSC option and a substitute eLoyalty option. The conversion of the options was done in a manner such that (1) the aggregate intrinsic value of the options immediately before and after the exchange were the same, (2) the ratio of the exercise price per option to the market value per option was not reduced, and (3) the vesting provisions and option period of the replacement options are the same as the original vesting terms and option period. The substitute option will take into account all employment with both TSC and eLoyalty for purposes of determining when the option becomes exercisable and when it terminates. All other terms of the substitute option are the same as the terms of the TSC option to which it relates. Of the 7,387,561 substitute option shares issued in connection with the spin-off, 3,557,823 were issued to persons who were employees or directors of eLoyalty immediately after the spin-off.
     Under the 1999 Stock Incentive Plan, eLoyalty granted 293,125 shares of restricted stock to certain executives during the year ending December 30, 2000. During the restricted period, the holders of such shares have the same rights as stockholders of eLoyalty, except that the shares may not be sold, assigned, pledged or otherwise encumbered. Restrictions on such shares lapse ratably over a period of 60 months. As of December 30, 2000, a total of 268,670 shares continued to be subject to restrictions.

     Option activity was as follows for the years ending December 31, 1999 and December 30, 2000:


                                                            OPTION          WEIGHTED-AVERAGE        OPTIONS
                                                             SHARES          EXERCISE PRICE       EXERCISABLE
--------------------------------------------------------------------------------------------------------------
Outstanding as of December 31, 1998                               --                 --                     --
 Granted                                                   5,447,250             $ 3.88
 Exercised                                                        --                 --
 Forfeited                                                  (107,250)            $ 3.50
                                                         -----------             ------            -----------
Outstanding as of December 31, 1999                        5,340,000             $ 3.89                     --
 Granted                                                   5,066,914             $20.91
 Granted in connection with the spin-off(1)                7,387,561             $ 6.85
 Exercised                                                  (913,287)            $ 6.24
 Forfeited                                                (1,908,386)            $18.65
                                                         -----------             ------            -----------
Outstanding as of December 30, 2000                       14,972,802             $ 9.09              5,941,429
                                                         ===========             ======            ===========

(1) Includes options issued in connection with the spin-off in substitution of previously granted TSC options.

     The following table summarizes the status of stock options outstanding and exercisable as of December 30, 2000 by range of exercise price:


                                     OPTIONS OUTSTANDING                          OPTIONS EXERCISABLE
                    --------------------------------------------------------    ------------------------
  RANGE OF                            WEIGHTED-AVERAGE      WEIGHTED-AVERAGE                   EXERCISE
   NUMBER              NUMBER       REMAINING CONTRACTUAL    EXERCISE PRICE       NUMBER       PRICE PER
EXERCISE PRICES     OUTSTANDING        LIFE (IN YEARS)         PER SHARE        EXERCISABLE     SHARE
--------------------------------------------------------------------------------------------------------
$ 0.27-$ 4.99        6,772,844               8.7                $  3.04          2,335,432      $  2.15
$ 5.00-$ 9.99        3,437,144               7.7                $  7.88          2,342,282      $  7.96
$10.00-$14.99        3,306,278               9.0                $ 13.51            760,184      $ 13.31
$15.00-$24.99          541,252               8.8                $ 18.96            326,824      $ 18.37
$25.00-$36.63          915,284               9.1                $ 36.60            176,707      $ 36.60
                    ----------               ---                -------          ---------      -------
 Total              14,972,802               8.6                $  9.09          5,941,429      $  7.79
                    ==========               ===                =======          =========      =======

     eLoyalty has elected to disclose the pro forma effects of SFAS No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") and, as permitted under SFAS 123, applies Accounting Principles Board Opinion No. 25 ("APB 25") and related interpretations in accounting for its plans.
     Under APB 25, compensation costs for employee stock options is measured as the excess, if any, of the fair value of eLoyalty stock at the date of grant over the option exercise price, providing all other requirements for fixed plan accounting are satisfied. Some option shares with exercise prices below fair value were issued by eLoyalty in 1999 and 2000, thus resulting in eLoyalty recording related compensation expense. During 2000 eLoyalty cancelled and reissued options for 112,000 shares at a lower exercise price. The cancellation and reissuance of these shares was necessary to meet commitments made to newly hired employees. These replacement options are accounted for under variable plan accounting and the related compensation will be subject to adjustment in the future periods based on the fluctuation of the fair value of a share of eLoyalty's common stock. No compensation expense was recognized for these reissued options during 2000 based on the fair value of eLoyalty's common stock during 2000. In addition, options for 586,250 shares were cancelled and replaced through the issuance of the restricted common stock discussed above. Under APB No. 25, the fair value of restricted shares at the date of grant is amortized to expense ratably over the restriction period. eLoyalty recorded compensation expense related to stock-based awards of approximately $520,000 for the year ended December 30, 2000.

     eLoyalty is required under SFAS 123 to disclose pro forma information regarding option grants made to its directors, officers and employees based on specified valuation techniques that produce estimated compensation charges. The fair value of eLoyalty options, including substitute options issued in connection with the spin-off, were estimated at grant date using the Black-Scholes option pricing model. The weighted average grant date fair value and the assumptions used in the Black-Scholes model to calculate such fair values are shown below:


                                                                                      FOR THE SEVEN MONTH
                                         FOR THE YEAR ENDED      FOR THE YEAR ENDED       PERIOD ENDED      FOR THE YEAR ENDED
                                             DECEMBER 30,            DECEMBER 31,         DECEMBER 31,            MAY 31,
OPTIONS                                          2000                   1999                  1998                 1998
------------------------------------------------------------------------------------------------------------------------------
Substitute TSC Options(1)
 Expected volatility                               --                49.7%-54.2%           43.6%-49.8%          41.9%-44.1%
 Risk-free interest rates                          --                 4.6%-6.3%             4.1%-5.6%            5.3%-6.5%
 Expected lives                                    --                 4.5 years             4.5 years            4.5 years
 Dividends                                         --                    --                    --                   --

 Weighted average grant date fair value            --               $   5.08              $   8.15             $   7.90

eLoyalty Options
 Expected volatility                               50%                   50%
 Risk-free interest rates                       5.6%-6.8%             5.7%-6.3%
 Expected lives                                 4.5 years             4.5 years
 Dividends                                         --                    --

 Weighted average grant date fair value
    Issued above market prices                 $  12.62                  --
    Issued at market prices                    $   5.31             $   1.79
    Issued below market prices                 $   8.54             $   8.62


(1) eLoyalty stock options issued in connection with the spin-off in substitution of previously granted TSC options.

     Had compensation costs for eLoyalty's stock option plans been determined using the fair value method under SFAS No. 123, eLoyalty's net (loss) income and earnings (loss) per share would have been reduced to the pro forma amounts indicated below:


                                                                           FOR THE SEVEN MONTH
                                   FOR THE YEAR ENDED  FOR THE YEAR ENDED      PERIOD ENDED      FOR THE YEAR ENDED
                                       DECEMBER 30,        DECEMBER 31,        DECEMBER 31,             MAY 31,
                                           2000               1999                1998                   1998
-------------------------------------------------------------------------------------------------------------------
Net (loss) income:
 As reported                            $   (424)            $4,058             $  (543)               $2,213
 Pro forma                              $(12,381)            $1,219             $(2,574)               $ (500)
Basic net (loss) income per share:
 As reported                            $  (0.01)            $ 0.10             $ (0.01)               $ 0.05
 Pro forma                              $  (0.26)            $ 0.03             $ (0.06)               $(0.01)
Diluted net (loss) income per share:
 As reported                            $  (0.01)            $ 0.09             $ (0.01)               $ 0.05
 Pro forma                              $  (0.26)            $ 0.03             $ (0.06)               $(0.01)


NOTE THIRTEEN--EARNINGS PER SHARE
The following table sets forth the computation of the shares used in the calculation of basic and diluted earnings per share:



                                                                            FOR THE SEVEN MONTH    FOR THE FISCAL
                                                    FOR THE YEARS ENDED      PERIOD FROM JUNE 1      YEAR ENDED
                                                        DECEMBER              TO DECEMBER 31,         MAY 31,
                                                   2000          1999              1998                1998
-----------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding               48,231        41,400            41,400              41,400
Common stock equivalents(1)                        5,491         2,800                NA (2)           5,400
                                                  ------        ------            ------              ------
Total weighted average shares and
 common stock equivalents                         53,722        44,200            41,400              46,800
                                                  ======        ======            ======              ======

(1) In December 1999 eLoyalty issued 41.4 million shares to TSC. For periods prior to February 15, 2000 the weighted average shares outstanding is based on the 41.4 million shares.
(2) Common stock equivalent information was not previously calculated for this period when eLoyalty was part of TSC as they were antidilutive. Subsequent to the spin-off eLoyalty does not maintain the information to calculate common stock equivalents for this period.

NOTE FOURTEEN--SEGMENT INFORMATION
eLoyalty operates as a single reportable segment. The following is revenue and long-lived asset information by geographic area as of and for the years ended December 30, 2000 and December 31, 1999, the seven month period ended December 31, 1998 and the fiscal year ended May 31, 1998.


                                             UNITED                        EUROPE AND
FOR THE YEAR ENDED DECEMBER 30, 2000         STATES          CANADA         AUSTRALIA        TOTAL
---------------------------------------------------------------------------------------------------
Revenues                                    $176,012        $  9,432        $ 26,159       $211,603
Identifiable Assets                         $147,219        $  6,616        $ 30,783       $184,618


                                             UNITED                        EUROPE AND
For the Year Ended December 31, 1999         STATES          CANADA         AUSTRALIA        TOTAL
---------------------------------------------------------------------------------------------------
Revenues                                    $113,504        $  7,577        $ 24,922       $146,003
Identifiable Assets                         $ 63,770        $  3,874        $ 28,959       $ 96,603


For the Seven Month Period                   UNITED                        EUROPE AND
Ended December 31, 1998                      STATES          CANADA         AUSTRALIA        TOTAL
---------------------------------------------------------------------------------------------------
Revenues                                     $50,139         $ 3,729         $10,547        $64,415
Identifiable Assets                          $42,715         $ 3,300         $17,889        $63,904


                                             UNITED                        EUROPE AND
For the Year Ended May 31, 1998              STATES          CANADA         AUSTRALIA        TOTAL
---------------------------------------------------------------------------------------------------
Revenues                                     $61,882         $ 6,296         $16,310        $84,488
Identifiable Assets                          $34,711         $ 3,008         $16,399        $54,118

NOTE FIFTEEN--LEASES
eLoyalty leases various office facilities under operating leases expiring at various dates through September 30, 2007. Additionally, eLoyalty leases various property and office equipment under operating leases expiring at various dates. Rental expense for all operating leases approximated $6,659, $1,436, $469 and $738 for the years ended December 30, 2000 and December 31, 1999, the seven month period ended December 31, 1998 and for the fiscal year ended May 31, 1998, respectively. Future minimum rental commitments under noncancelable operating leases with terms in excess of one year are as follows:


YEAR                                                                 AMOUNT
2001                                                                $ 6,804
2002                                                                  5,976
2003                                                                  3,570
2004                                                                  2,720
2005                                                                  1,622
Thereafter                                                              756
                                                                    -------
                                                                    $21,448
                                                                    =======

NOTE SIXTEEN--QUARTERLY DATA (UNAUDITED)


(In thousands, except per share data)           1st           2nd           3rd           4th               Year
------------------------------------------------------------------------------------------------------------------
For the Year Ended December 2000
Revenues                                     $ 46,179      $ 50,960      $ 56,818      $ 57,646          $ 211,603
Gross profit                                 $ 24,998      $ 26,052      $ 28,171      $ 28,179          $ 107,400
Net (loss) income                            $    156      $    406      $    348      $ (1,334)(1)      $    (424)
Basic net (loss) income per share            $   0.00      $   0.01      $   0.01      $  (0.03)         $   (0.01)
Diluted net (loss) income per share          $   0.00      $   0.01      $   0.01      $  (0.03)         $   (0.01)
Shares used to calculate basic
 net (loss) income per share
 (in millions)                                   44.3          47.9          49.7          49.8               48.2
Shares used to calculate diluted
 net (loss) income per share
 (in millions)                                   49.9          53.1          54.4          49.8               48.2

For the Year Ended December 1999
Revenues                                     $ 31,491      $ 36,145      $ 40,016      $ 38,351          $ 146,003
Gross profit                                 $ 17,430      $ 19,191      $ 21,355      $ 19,544          $  77,520
Net (loss) income                            $    727      $  1,480      $  1,879      $    (28)         $   4,058
Basic net (loss) income per share            $   0.02      $   0.04      $   0.05      $  (0.01)         $    0.10
Diluted net (loss) income per share          $   0.02      $   0.03      $   0.04      $  (0.01)         $    0.09
Shares used to calculate basic
 net (loss) income per share
 (in millions)                                   41.4          41.4          41.4          41.4               41.4
Shares used to calculate diluted
 net (loss) income per share
 (in millions)                                   42.4          42.4          44.6          41.4               44.2

(1) The fourth quarter of 2000 includes a $2.8 million incremental charge for uncollectable amounts due from clients.